Performance

Total Returns | Yields and Distributions

Average Annual Total Returns - Equity Funds

As of 12/31/2007
(Updated Monthly)

Fund Name	3 Months[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**-0.34%**	**10.52%**	**8.63%**	**10.79%**	**5.07%**	**7.87%**
S&P 500 Index	-3.33	5.50	8.62	12.83	5.91	10.52
Lehman Aggregate Bond Index	3.00	6.97	4.56	4.42	5.97	6.24
Dividend Growth Class I	**0.17**	**12.89**	**13.47**	--	--	**12.82**
S&P 500 Index	-3.33	5.50	8.62	--	--	9.18
Dividend Growth Class S[3]	**0.06**	**12.56**	--	--	--	**13.69**
S&P 500 Index	-3.33	5.50	--	--	--	9.49
Large Cap Growth	**-0.31**	**14.14**	**11.07**	**14.32**	**3.93**	**11.18**
Russell 1000® Growth Index	-0.77	11.81	8.68	12.10	3.83	11.93
Mid Cap Growth[4]	**-2.36**	**18.87**	**14.50**	**19.46**	**6.33**	**13.85**
Russell Midcap® Growth Index	-1.70	11.44	11.39	17.90	7.59	--
International Growth[5]	**0.12**	**16.08**	**16.30**	**17.99**	**3.49**	**6.43**
MSCI EAFE Growth Index	-0.28	16.45	17.29	19.85	6.46	5.93
Small Cap Growth[4]	**-3.94**	**20.43**	**15.51**	**17.24**	**10.25**	**13.56**
Russell 2000® Growth Index	-2.10	7.05	8.11	16.50	4.32	7.71
Developing Markets Growth[5]	**4.08**	**40.72**	**35.30**	**33.33**	**11.21**	**8.52**
MSCI Emerging Markets Index	3.38	36.48	31.95	33.65	11.69	7.33

Average Annual Total Returns - Fixed Income Funds

As of 12/31/2007
(Updated Monthly)

Fund Name	3 Months[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities	**2.55%**	**6.92%**	**4.51%**	**3.61%**	**4.91%**	**6.63%**
Lehman Interm. Gov't Index	3.36	8.47	4.63	3.69	5.55	6.85
Tax-Free Income	**-0.62**	**0.26**	**2.36**	**2.78**	**3.55**	**5.59**
Lehman 5-Year Municipal Index	1.91	5.15	3.13	3.25	4.57	5.77
Minnesota Tax-Free Income[7]	**-0.13**	**1.04**	**3.46**	**3.69**	**4.13**	**4.91**
Lehman 5-Year Municipal Index	1.91	5.15	3.13	3.25	4.57	4.81

Average Annual Total Returns - Money Market

As of 12/31/2007
(Updated Monthly)

Fund Name	3 Months[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]	7-Day Yield[8]	7-Day Effective Yield[8]
Money Market[9]	**1.11%**	**4.79%**	**4.04%**	**2.72%**	**3.44%**	**3.85%**	**4.09%**	**4.17%**
3-Month Treasury Bill	0.88	4.55	4.26	3.03	3.63	4.07	--	--

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting this webpage. Please read this prospectus carefully before you invest or send money. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Dividend Growth Fund Class S 3/31/06; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Science and Technology Growth Fund 12/31/97; Sit Developing Markets Growth Fund 7/1/94; Sit Money Market Fund 11/1/93; Sit U.S. Government Securities Fund 6/2/87; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93; Sit Florida Tax-Free Income Fund 12/31/03; Sit Bond Fund 12/1/93.

(3) Class S of the Sit Dividend Growth Fund commenced operations on March 31, 2006; therefore, there is no annualized return information available for this Class.

(4) *Sit Small Cap Growth Fund and Sit Mid Cap Growth Fund* primarily invest in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

(5) *Sit Developing Markets Growth Fund and Sit International Growth Fund* invest in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

(6) *Sit Science and Technology Growth Fund* primarily invests in companies involved in the technology sector. An investment in this Fund may involve a greater degree of risk than an investment in mutual funds with greater diversification.

(7) Investment income in the *Sit Minnesota Tax-Free Income Fund* & the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(8) The yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

(9) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Performance

Distribution Rates - Equity Funds

As of 12/31/2007
(Updated Monthly)

Fund Name	12-Month Distribution Rate[3]
Balanced	1.88%
Dividend Growth Class I	1.61
Dividend Growth Class S	1.36

Current Yields and Distribution Rates - Fixed Income Funds

As of 12/31/2007
(Updated Monthly)

Fund Name	30-Day SEC Yield	12-Month Distribution Rate	Dividend Distribution Factor
U.S. Government Securities	4.47%	4.82%	0.03984
Tax-Free Income	4.57	4.14	0.03369
Minnesota Tax-Free Income[1]	4.56	4.19	0.03634
Fund Name	**7-Day Compound Effective Yield**	**7-Day Simple Yield**	**Dividend Distribution Factor**
Money Market[2]	4.09%	4.17%	0.00353

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains.

(1) Investment income in the *Sit Minnesota Tax-Free Income Fund* and the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(2) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(3) Based on the last 12 months of distributed net investment income and average NAV as 12/31/06. One of the investment objectives of Sit Balanced and Sit Dividend Growth Fund is to provide income, which is distributed quarterly.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Daily Prices

Account Access

Contact Us

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**-0.31%**	**14.14%**	**11.07%**	**14.32%**	**3.93%**	**11.18%**
Russell 1000® Growth Index	-0.77	11.81	8.68	12.10	3.83	11.93

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 12/31/2007):	$223.6 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	SNIGX
Sit Fund Number:	2
CUSIP Number:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 24 years ago.

Risk-Reward Spectrum


LOW RISK
LOW RETURN
HIGH RISK
HIGH RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Peter L. Mitchelson, CFA

- 38 Years of industry experience.

Roger J. Sit

- 16 Years of industry experience.

Ronald D. Sit, CFA

- 22 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 12/31/2007

- Monsanto Co.
- Schlumberger, Ltd.
- Cisco Systems, Inc.
- Equitable Resources, Inc.
- Vodafone Group

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

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The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Average Annual Returns
as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**-0.31%**	**14.14%**	**11.07%**	**14.32%**	**3.93%**	**11.18%**
Russell 1000® Growth Index	-0.77	11.81	8.68	12.10	3.83	11.93

*Not Annualized; **Inception Date of 9/2/82


21%
18%
15%
12%
9%
6%
3%
0%
-3%
Sit Large Cap Growth Fund
Russell 1000® Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2007

	1981	1982	1983	1984	1985	1986	1987
Sit Large Cap Growth Fund	**4.90%**	**36.18%**	**12.94%**	**5.44%**	**23.48%**	**21.83%**	**5.32%**
Russell 1000® Growth Index	4.23	24.45	15.98	-0.95	32.85	15.36	5.31
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Large Cap Growth Fund	**5.33%**	**32.02%**	**-2.37%**	**32.72%**	**4.94%**	**3.15%**	**2.83%**
Russell 1000® Growth Index	11.27	35.92	-0.26	41.16	5.01	2.90	2.66
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Large Cap Growth Fund	**31.66%**	**23.05%**	**31.70%**	**30.56%**	**33.41%**	**-13.84%**	**-27.70%**
Russell 1000® Growth Index	37.18	23.12	30.48	38.72	33.16	-22.43	-20.42
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	
Sit Large Cap Growth Fund	**-30.58%**	**26.34%**	**12.79%**	**9.59%**	**9.54%**	**14.14%**	
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	9.08	11.81	


60%
40%
20%
0%
-20%
-40%
Sit Large Cap Growth Fund
Russell 1000® Growth Index
1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Growth of $10,000
as of 12/31/2007


$22,000
$19,000
$16,000
$13,000
$10,000
$7,000
$4,000
Sit Large Cap Growth Fund
Russell 1000® Growth Index
12/31/1997
12/31/1999
12/31/2001
12/31/2003
12/31/2005
12/31/2007

The sum of $10,000 invested on 12/31/97 and held until 12/31/07 would have grown to $15,149 in the Fund or $14,894 in the Russell 1000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 12/31/2007


Cash & Other Net Assets
7.0%
Electronic Technology
12.4%
Health Technology
10.2%
Finance
9.7%
Producer Manufacturing
9.4%
Energy Minerals
8.6%
Technology Services
8.1%
Consumer Non-Durables
5.9%
Communications
5.5%
Sectors Less than 5.0%
23.2%

Top Stock Holdings
as of 12/31/2007

Company	% of Net Assets
Monsanto Co.	2.7%
Schlumberger, Ltd.	2.4
Cisco Systems, Inc.	2.1
Equitable Resources, Inc.	2.0
Vodafone Group	2.0
Microsoft Corp.	2.0
Google Inc.	2.0
Occidental Petroleum Corp.	2.0
General Electric Co.	1.7
Pepsico, Inc.	1.7
Number of Holdings: 85	Top 10: 20.6%

Complete List of Holdings

Holdings as of December 31, 2007.

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**-2.36%**	**18.87%**	**14.50%**	**19.46%**	**6.33%**	**13.85%**
Russell Midcap® Growth Index	-1.70	11.44	11.39	17.90	7.59	--

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 12/31/2007):	$238.6 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	NBNGX
Sit Fund Number:	1
CUSIP Number:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 24 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Kent L. Johnson, CFA

- 17 Years of industry experience.

Robert W. Sit, CFA

- 15 Years of industry experience.

Matthew T. Loucks, CFA

- 11 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 12/31/2007

- McDermott International, Inc.
- MEMC Electronic Materials, Inc.
- Southwestern Energy Co.
- Celgene Corp.
- Intuitive Surgical, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us

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Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Average Annual Returns
as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**-2.36%**	**18.87%**	**14.50%**	**19.46%**	**6.33%**	**13.85%**
Russell Midcap® Growth Index	-1.70	11.44	11.39	17.90	7.59	N/A

*Not Annualized; **Inception Date of 9/2/82


28%
24%
20%
16%
12%
8%
4%
0%
-4%
Sit Mid Cap Growth Fund
Russell Mid Cap™ Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us

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Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Sector Allocation
as of 12/31/2007


Cash & Other Net Assets 3.4%
Health Technology 16.5%
Electronic Technology 11.3%
Producer Manufacturing 8.9%
Industrial Services 8.6%
Energy Minerals 8.5%
Technology Services 8.5%
Finance 7.8%
Health Services 5.2%
Sectors Less Than 4.0% 21.3%

Top Stock Holdings
as of 12/31/2007

Company	% of Net Assets
McDermott International, Inc.	2.7%
MEMC Electronic Materials, Inc.	2.3
Southwestern Energy Co.	2.1
Celgene Corp.	2.1
Intuitive Surgical, Inc.	2.0
XTO Energy, Inc.	1.9
Precision Castparts Corp.	1.9
Gilead Sciences, Inc.	1.8
Apple, Inc.	1.7
Thermo Fisher Scientific, Inc.	1.7
Number of Holdings: 93	Top 10: 20.1%

Complete List of Holdings

Holdings as of December 31, 2007.



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns As of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth	**-3.94%**	**20.43%**	**15.51%**	**17.24%**	**10.25%**	**13.56%**
Russell 2000® Growth Index	-2.10	7.05	8.11	16.50	4.32	7.71

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 12/31/2007):	$110 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SSMGX
Sit Fund Number:	10
CUSIP Number:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Kent L. Johnson, CFA

- 17 Years of industry experience.

Matt T. Loucks, CFA

- 11 Years of industry experience.

Robert W. Sit, CFA

- 15 Years of industry experience.

Michael J. Stellmacher, CFA

- 15 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 12/31/2007

- Arena Resources, Inc.
- Southwestern Energy Co.
- Nuvasive Inc.
- Frontier Oil Corp.
- Affiliated Managers Group, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us

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Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Average Annual Returns
as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth Fund	**-3.94%**	**20.43%**	**15.51%**	**17.24%**	**10.25%**	**13.56%**
Russell 2000® Growth Index	-2.10	7.05	8.11	16.50	4.32	7.71

*Not Annualized; **Inception Date of 7/1/94


Sit Small Cap Growth Fund
Russell 2000® Growth Index
25%
20%
15%
10%
5%
0%
-5%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2007

	1994	1995	1996	1997	1998	1999	2000
Sit Small Cap Growth Fund	**11.57%**	**52.16%**	**14.97%**	**7.63%**	**1.97%**	**108.63%**	**6.25%**
Russell 2000® Growth Index	8.52	31.04	11.26	12.94	1.24	43.10	-22.44
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit Small Cap Growth Fund	**-28.19%**	**-26.22%**	**34.57%**	**6.79%**	**18.52%**	**7.99%**	**20.43%**
Russell 2000® Growth Index	-9.24	-30.27	48.53	14.31	4.15	13.34	4.19


Sit Small Cap Growth Fund
Russell 2000® Growth Index
120%
80%
40%
0%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 12/31/2007


Sit Small Cap Growth Fund
Russell 2000® Growth Index
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
12/31/1997
12/31/1999
12/31/2001
12/31/2003
12/31/2005
12/31/2007

The sum of $10,000 invested on 12/31/97 and held until 12/31/07 would have grown to $24,944 in the Fund or $14,312 in the Russell 2000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth



Sector Allocation

as of 12/31/2007


Cash & Other Net Assets
6.3%
Health Technology
15.6%
Electronic Technology
11.8%
Industrial Services
9.2%
Technology Services
8.7%
Producer Manufacturing
8.6%
Energy Minerals
8.3%
Finance
6.6%
Health Services
6.6%
Sectors less than 5.0%
18.3%

Top Stock Holdings

as of 12/31/2007

Company	% of Net Assets
Arena Resources, Inc.	3.2%
Southwestern Energy Co.	2.6
Nuvasive Inc.	2.3
Frontier Oil Corp.	2.1
Affiliated Managers Group, Inc.	2.1
Ansys, Inc.	2.1
Gamestop Corp.	2.1
Commscope, Inc.	2.0
Intuitive Surgical, Inc.	1.9
SBA Communications Corp.	1.9
Number of Holdings: 99	Top 10: 22.3%

Complete List of Holdings

Holdings as of December 31, 2007.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Performance

Average Annual Returns as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**0.12%**	**16.08%**	**16.30%**	**17.99%**	**3.49%**	**6.43%**
Morgan Stanley EAFE Growth Index	-0.28	16.45	17.29	19.85	6.46	5.93

*Not Annualized; **Inception Date of 11/1/91

About the Fund

Net Assets (as of 12/31/2007):	$40.9 Million
Inception Date:	11/1/91
Lead Manager Tenure:	Since 11/1/91
Ticker Symbol:	SNGRX
Sit Fund Number:	6
CUSIP Number:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks long-term growth.
- Lead portfolio manager has been at the helm of this Fund since inception over 14 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Roger J. Sit

- 16 Years of industry experience.

Janet K. Kinzler

- 13 Years of industry experience.

Tasha M. Murdoff

- 11 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 12/31/2007

- BHP Billiton, Ltd.
- Rio Tinto, A.D.R.
- Vestas Wind Systems, Inc.
- Veolia Environment
- Schlumberger, Ltd.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Average Annual Returns

as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**0.12%**	**16.08%**	**16.30%**	**17.99%**	**3.49%**	**6.43%**
MSCI EAFE Growth Index	-0.28	16.45	17.29	19.85	6.46	5.93

*Not Annualized; **Inception Date of 11/1/91


28%
24%
20%
16%
12%
8%
4%
0%
-4%
Sit International Growth Fund
MSCI EAFE Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 12/31/2007

	1991	1992	1993	1994	1995	1996
Sit International Growth Fund	**4.10%**	**2.69%**	**48.37%**	**-2.99%**	**9.36%**	**10.31%**
MSCI EAFE Growth Index	1.41	-13.01	25.14	4.52	11.38	3.46
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Sit International Growth Fund	**4.81%**	**18.95%**	**50.77%**	**-26.66%**	**-33.26%**	**-29.84%**
MSCI EAFE Growth Index	2.11	22.21	29.46	-24.51	-24.58	-16.02
	2003	**2004**	**2005**	**2006**	**2007**	
Sit International Growth Fund	**28.70%**	**12.97%**	**14.67%**	**18.19%**	**16.08%**	
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	


60%
40%
20%
0%
-20%
-40%
Sit International Growth Fund
MSCI EAFE Growth Index
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000

as of 12/31/2007


$22,000
$19,000
$16,000
$13,000
$10,000
$7,000
$4,000
Sit International Growth Fund
MSCI EAFE Growth Index
12/31/1997
12/31/1999
12/31/2001
12/31/2003
12/31/2005
12/31/2007

The sum of $10,000 invested on 12/31/97 and held until 12/31/07 would have grown to $12,795 in the Fund or $17,166 in the MSCI EAFE Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 12/31/2007


Cash & Other Net Assets 1.2%
Finance 17.0%
Sectors less than 5.0% 26.2%
Communication 9.1%
Technology Services 5.3%
Non-Energy Minerals 7.9%
Electronic Technology 6.1%
Consumer Non-Durables 7.1%
Producer Manufacturing 6.6%
Health Technology 7.1%

Portfolio Structure by Region

as of 12/31/2007


Europe
57.2%
68.1%
Asia
33.2%
31.9%
Other
8.4%
0.0%
Cash & Other Net Assets
1.2%
0.0%
MSCI EAFE Growth Index
Sit International Growth Fund
0
10
20
30
40
50
60
70
80

Top Stock Holdings

as of 12/31/2007

Company	% of Net Assets
BHP Billiton, Ltd.	4.0%
Rio Tinto, A.D.R.	3.9
Vestas Wind Systems, Inc.	3.4
Veolia Environment	2.9
Schlumberger, Ltd.	2.6
Agrium, Inc.	1.8
Telefonica, S.A.	1.8
Nestle, S.A.	1.8
Vodafone Group, p.l.c.	1.7
Sun Hung Kai Properties, Ltd.	1.6
Number of Holdings: 94	Top 10: 25.5%

Complete List of Holdings

Holdings as of December 31, 2007.

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Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**4.08%**	**40.72%**	**35.30%**	**33.33%**	**11.21%**	**8.52%**
MSCI Emerging Markets Index	3.38	36.48	31.95	33.65	11.69	7.33

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 12/31/2007):	$27.8 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SDMGX
Sit Fund Number:	11
CUSIP Number:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Roger J. Sit

- 16 Years of industry experience.

Raymond E. Sit

- 14 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 12/31/2007

- Petroleo Brasliero
- Cia Vale Do Rio Doce, A.D.R.
- China Mobile, Ltd., A.D.R.
- Suntech Power Holdings, A.D.R.
- Gazprom, A.D.R.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices | Account Access | Contact Us

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Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Average Annual Returns
as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**4.08%**	**40.72%**	**35.30%**	**33.33%**	**11.21%**	**8.52%**
MSCI Emerging Markets Index	3.38	36.48	31.95	33.65	11.69	7.33

*Not Annualized; **Inception Date of 7/1/94


50%
40%
30%
20%
10%
0%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2007

	1994	1995	1996	1997	1998
Sit Developing Markets Growth Fund	**-2.02%**	**-4.29%**	**17.27%**	**-5.20%**	**-24.93%**
MSCI Emerging Markets Index	2.80	-6.94	3.92	-13.40	-27.52
	1999	**2000**	**2001**	**2002**	**2003**
Sit Developing Markets Growth Fund	**82.50%**	**-30.18%**	**-12.01%**	**-18.37%**	**45.96%**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59
	2004	**2005**	**2006**	**2007**	
Sit Developing Markets Growth Fund	**16.54%**	**33.77%**	**31.59%**	**40.72%**	
MSCI Emerging Markets Index	22.45	30.31	29.18	36.48	


100%
50%
0%
-50%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 12/31/2007


$34,000
$31,000
$28,000
$25,000
$22,000
$19,000
$16,000
$13,000
$10,000
$7,000
$4,000
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
12/31/1997
12/31/1999
12/31/2001
12/31/2003
12/31/2005
12/31/2007

The sum of $10,000 invested on 12/31/97 and held until 12/31/07 would have grown to $22,640 in the Fund or $24,000 in the MSCI Emerging Markets Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 12/31/2007


Cash & Other Net Assets 6.2%
Non-Energy Minerals 12.3%
Finance 12.1%
Communications 11.7%
Energy Minerals 11.7%
Electronic Technology 10.3%
Consumer Services 7.8%
Utilities 7.1%
Retail Trade 4.0%
Sectors Less Than 4.0% 16.8%

Portfolio Structure by Region
as of 12/31/2007


Asia 62.6% 54.6%
Latin America 20.4% 20.4%
Europe 6.0% 15.0%
Africa/Middle East 4.4% 10.0%
North America 0.4% 0.0%
Cash & Other Net Assets 6.2% 0.0%
0 10 20 30 40 50 60 70
MSCI Emerging Markets Index
Sit Developing Markets Growth Fund

Top Stock Holdings
as of 12/31/2007

Company	% of Net Assets
Petroleo Brasliero	3.1%
Cia Vale Do Rio Doce, A.D.R.	2.9
China Mobile, Ltd., A.D.R.	2.8
Suntech Power Holdings, A.D.R.	2.8
Gazprom, A.D.R.	2.6
Reliance Industries, G.D.R.	2.5
BHP Billiton, Ltd., A.D.R.	2.5
America Movil, A.D.R.	2.4
Samsung Electronics	2.3
China Communications	2.2
Number of Holdings: 86	Top 10: 26.1%

Complete List of Holdings

Holdings as of December 31, 2007.

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Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.



The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2007

	Three Month*	One Year	Since Inception**
Sit Dividend Growth Class I	**0.17%**	**12.89%**	**12.82%**
S&P 500 Index	-3.33	5.50	9.18
Sit Dividend Growth Class S	**0.06**	**12.56**	**13.69**
S&P 500 Index	-3.33	5.50	9.49

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.

About the Fund

I Class Net Assets (as of 12/31/2007):	$41.3 Million
S Class Net Assets (as of 12/31/2007):	$3.9 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
I Class Ticker Symbol:	SDVGX
I Class Sit Fund Number:	15
I Class CUSIP Number:	82980D-70-7
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDVSX
S Class Sit Fund Number:	17
S Class CUSIP Number:	82980D-80- 6
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Management

Eugene C. Sit, CFA
- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Roger J. Sit
- 16 Years of industry experience.

Kent L. Johnson, CFA
- 17 Years of industry experience.

Michael J. Stellmacher, CFA
- 15 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception in 2003.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of 12/31/2007

- General Electric Co.
- AT&T, Inc.
- Microsoft Corp.
- Marathon Oil Corp.
- Chevron Corp.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Daily Prices

Account Access

Contact Us

Search

Go

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Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Daily Prices
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The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Average Annual Returns

as of 12/31/2007

	Three Month*	One Year	Three Year	Since Inception**
Sit Dividend Growth Class I	**0.17%**	**12.89%**	**13.47%**	**12.82%**
S&P 500 Index	-3.33	5.50	8.62	9.18
Sit Dividend Growth Class S	**0.06**	**12.56**	**--**	**13.69**
S&P 500 Index	-3.33	5.50	--	9.49

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.


Sit Dividend Growth Class I
S&P 500 Index
20%
16%
12%
8%
4%
0%
-4%
Three Month
One Year
Three Year
Since Inception

Total Return by Calendar Year

as of 12/31/2007

	2004	2005	2006	2007
Sit Dividend Growth Class I	**10.91%**	**9.41%**	**18.29%**	**12.89%**
S&P 500 Index	10.88	4.91	15.80	5.50


Sit Dividend Growth Class I
S&P 500 Index
20%
16%
12%
8%
4%
0%
2004
2005
2006
2007

Growth of $10,000

as of 12/31/2007


Sit Dividend Growth Class I
S&P 500 Index
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
12/31/2003
12/31/2007

The sum of $10,000 invested at inception (12/31/03) and held until 12/31/07 would have grown to $16,204 in the Fund's Class I or $14,210 in the S&P 500 Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 12/31/2007


Cash & Other Net Assets
1.9%
Finance
18.8%
Producer Manufacturing
14.3%
Health Technology
12.0%
Energy Minerals
10.0%
Consumer Non-Durables
9.5%
Electronic Technology
5.1%
Utilities
4.7%
Technology Services
4.6%
Sectors Less Than 4.0%
19.1%

Top Stock Holdings

as of 12/31/2007

Company	% of Net Assets
General Electric Co.	3.3%
AT&T, Inc.	2.6
Microsoft Corp.	2.5
Marathon Oil Corp.	2.4
Chevron Corp.	2.2
Occidental Petroleum Corp.	2.1
Procter & Gamble Co.	2.1
Total S.A., A.D.R.	1.9
Ace, Ltd	1.9
Kayne Anderson MLP Investment	1.9
Number of Holdings: 89	Top 10: 22.9%

Complete List of Holdings

Holdings as of December 31, 2007.

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**-0.34%**	**10.52%**	**8.63%**	**10.79%**	**5.07%**	**7.87%**
S&P 500 Index	-3.33	5.50	8.62	12.83	5.91	10.52
Lehman Aggregate Bond Index	3.00	6.97	4.56	4.42	5.97	6.24

*Not Annualized; **Inception Date of 12/31/93

About the Fund

Net Assets (as of 12/31/2007):	$13.4 Million
Inception Date:	12/31/93
Lead Manager Tenure:	Since 12/31/93
Ticker Symbol:	SIBAX
Sit Fund Number:	9
CUSIP Number:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Peter L. Mitchelson, CFA

- 38 Years of industry experience.

Bryce A. Doty, CFA

- 16 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of 12/31/2007

- Microsoft Corp.
- Occidental Petroleum Corp.
- Monsanto Co.
- Google, Inc.
- Schlumberger Ltd.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Distribution Rate
as of 12/31/2007

	12-Month Distribution Rate
Sit Balanced Fund	1.88%

Average Annual Returns
as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**-0.34%**	**10.52%**	**8.63%**	**10.79%**	**5.07%**	**7.87%**
S&P 500 Index	-3.33	5.50	8.62	12.83	5.91	10.52
Lehman Aggregate Bond Index	3.00	6.97	4.56	4.42	5.97	6.24

*Not Annualized; **Inception Date of 12/31/93


Sit Balanced Fund
S&P 500 Index
Lehman Aggregate Bond Index
20%
16%
12%
8%
4%
0%
-4%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2007

	1994	1995	1996	1997	1998	1999	2000
Sit Balanced	**-0.33%**	**25.43%**	**15.80%**	**21.73%**	**21.30%**	**20.15%**	**-4.80%**
S&P 500 Index	1.32	37.58	22.96	33.36	28.58	21.04	-9.11
Lehman Aggregate Bond Index	-2.92	18.47	3.63	9.65	8.69	-0.82	11.63
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit Balanced	**-12.99%**	**-18.59%**	**19.20%**	**9.22%**	**7.51%**	**7.88%**	**10.52%**
S&P 500 Index	-11.88	-22.10	28.68	10.88	4.91	15.80	5.50
Lehman Aggregate Bond Index	8.44	10.25	4.10	4.34	2.43	4.33	6.97


45%
30%
15%
0%
-15%
-30%
Sit Balanced
S&P 500 Index
Lehman Aggregate Bond Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 12/31/2007


Sit Balanced Fund
S&P 500 Index
Lehman Aggregate Bond Index
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
12/31/1997
12/31/1999
12/31/2001
12/31/2003
12/31/2005
12/31/2007

The sum of $10,000 invested on 12/31/97 and held until 12/31/07 would have grown to $16,840 in the Fund or $18,894 in the S&P 500 Index or $17,854 in the Lehman Aggregate Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Daily Prices

Account Access

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Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 12/31/2007


Other Assets & Liabilities
6.9%
Bonds
31.3%
Stocks
61.8%

Top Stock Holdings
as of 12/31/2007

Top Five Stocks	% of Net Assets
Microsoft Corp.	1.9%
Occidental Petroleum Corp.	1.7
Monsanto Co.	1.7
Google, Inc.	1.6
Schlumberger Ltd.	1.5
Number of Holdings: 168	Top Five Stock Holdings: 8.4%

Complete List of Holdings

Holdings as of December 31, 2007.

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U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**2.55%**	**6.92%**	**4.51%**	**3.61%**	**4.91%**	**6.63%**
Lehman Intermediate Government Index	3.36	8.47	4.63	3.69	5.55	6.85

*Not Annualized; **Inception Date of 6/2/87

About the Fund

Net Assets (as of 12/31/2007):	$216.1 Million
Inception Date:	6/2/87
Lead Manager Tenure:	Since 6/2/87
Ticker Symbol:	SNGVX
Sit Fund Number:	3
CUSIP Number:	829800-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income and safety of principal
- Lead portfolio manager has been at the helm of this Fund since inception over 19 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 39 Years of industry experience.

Bryce A. Doty, CFA

- 16 Years of industry experience.

Mark H. Book, CFA, CMA

- 20 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

U.S. Government Securities Fund

Ticker: SNGVX
Fund Type: General U.S. Government



Yields and Durations
as of 12/31/2007

	30-Day SEC Yield	12-Month Distribution Rate	Average Maturity	Effective Duration[1]
Sit U.S. Government Securities Fund	**4.47%**	**4.82%**	**18.8 Years**	**2.9 Years**

Average Annual Returns
as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**2.55%**	**6.92%**	**4.51%**	**3.61%**	**4.91%**	**6.63%**
Lehman Intermediate Government Bond Index	3.36	8.47	4.63	3.69	5.55	6.85

*Not Annualized; **Inception Date of 6/2/87


9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2007

	1987	1988	1989	1990	1991	1992	1993
Sit U.S. Government Securities Fund	**6.05%**	**7.86%**	**11.04%**	**10.97%**	**12.87%**	**5.43%**	**7.34%**
Lehman Intermediate Government Bond Index	4.47	6.40	12.68	9.56	14.11	6.93	8.17
	1994	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**
Sit U.S. Government Securities Fund	**1.77%**	**11.50%**	**4.99%**	**8.19%**	**6.52%**	**1.37%**	**9.15%**
Lehman Intermediate Government Bond Index	-1.75	14.41	4.06	7.72	8.49	0.49	10.47
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit U.S. Government Securities Fund	**8.56%**	**5.79%**	**1.19%**	**3.35%**	**2.49%**	**4.13%**	**6.92%**
Lehman Intermediate Government Bond Index	8.42	9.64	2.29	2.33	1.68	3.84	8.47


16%
12%
8%
4%
0%
-4%
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 12/31/2007


$42,000
$38,000
$34,000
$30,000
$26,000
$22,000
$18,000
$14,000
$10,000
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
6/2/1987
12/31/2007

The sum of $10,000 invested at inception (6/2/87) and held until 12/31/07 would have grown to $37,496 in the Fund or $39,169 in the Lehman Intermediate Government Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 12/31/2007


Cash & Other Net Assets
5.4%
Sectors Less than 10.0%
7.5%
GNMA Pass-Through
10.0%
Collateralized Mortgage Obligations
34.1%
U.S. Treasury/Federal Agency
20.2%
FNMA Pass-Through
22.8%

Estimated Average Life Profile

as of 12/31/2007


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2.5%
78.9%
18.2%
0.4%
0.0%
0-1 Year
1-5 Years
5-10 Years
10-20 Years
20+ Years

Complete List of Holdings

Holdings as of March 31, 2007.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**-0.62%**	**0.26%**	**2.36%**	**2.78%**	**3.55%**	**5.59%**
Lehman 5-Yr Municipal Bond Index	1.91	5.15	3.13	3.25	4.57	5.77

*Not Annualized; **Inception Date of 9/29/88

About the Fund

Net Assets (as of 12/31/2007):	$375.5 Million
Inception Date:	9/29/88
Lead Manager Tenure:	Since 9/29/88
Ticker Symbol:	SNTIX
Sit Fund Number:	4
CUSIP Number:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 18 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 39 Years of industry experience.

Debra A. Sit, CFA

- 25 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 12 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us

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Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

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Account Access
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Yields and Durations
as of 12/31/2007

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Tax-Free Income Fund	**4.57%**	**7.03%**	**4.14%**	**15.4 Years**	**4.8 Years**	**5.5 Years**

Average Annual Returns
as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**-0.62%**	**0.26%**	**2.36%**	**2.78%**	**3.55%**	**5.59%**
Lehman 5-Yr Municipal Bond Index	1.91	5.15	3.13	3.25	4.57	5.77

*Not Annualized; **Inception Date of 9/29/88


Sit Tax-Free Income Fund
Lehman 5-Yr Municipal Bond Index
7%
6%
5%
4%
3%
2%
1%
0%
-1%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2007

	1988	1989	1990	1991	1992	1993	1994
Sit Tax-Free Income Fund	**2.19%**	**8.38%**	**7.29%**	**9.25%**	**7.71%**	**10.42%**	**-0.63%**
Lehman 5-Year Municipal Bond Index	0.66	9.07	7.70	11.41	7.62	8.73	-1.28
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Tax-Free Income Fund	**12.86%**	**5.69%**	**9.87%**	**6.29%**	**-4.01%**	**8.32%**	**5.84%**
Lehman 5-Year Municipal Bond Index	11.65	4.22	6.38	5.84	0.74	7.72	6.21
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	
Sit Tax-Free Income Fund	**5.69%**	**2.87%**	**3.96%**	**3.30%**	**3.54%**	**0.26%**	
Lehman 5-Year Municipal Bond Index	9.27	4.13	2.72	0.95	3.34	5.15	


Sit Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
16%
12%
8%
4%
0%
-4%
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 12/31/2007


Sit Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
$30,000
$26,000
$22,000
$18,000
$14,000
$10,000
9/29/1988
12/31/2007

The sum of $10,000 invested at inception (9/29/88) and held until 12/31/07 would have grown to $28,507 in the Fund or $29,461 in the Lehman 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

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Sector Allocation

as of 12/31/2007


Sectors less than 3%
7.1%
Cash Equivalents
0.1%
Mutual Funds
3.7%
Hospital/Health Care Revenue
21.3%
Industrial/Pollution
4.5%
Single Family Mortgage
4.6%
Education
10.2%
Insured
20.1%
Other Revenue
13.1%
Multifamily Mortgage
15.3%

Quality Ratings

(% of Total Net Assets)
as of 12/31/2007


Other Assets & Liabilities
0.1%
Non-Rated
23.8%
AAA
24.1%
Less Than BBB
4.7%
AA
8.6%
A
12.0%
BBB
26.7%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	0.0%	3.3%	5.8%	13.6%	1.1%

Complete List of Holdings

Holdings as of March 31, 2007.



Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Performance

Average Annual Returns as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**-0.13%**	**1.04%**	**3.46%**	**3.69%**	**4.13%**	**4.91%**
Lehman 5-Yr Municipal Bond Index	1.91	5.15	3.13	3.25	4.57	4.81

*Not Annualized; **Inception Date of 12/1/93

About the Fund

Net Assets (as of 12/31/2007):	$304.2 Million
Inception Date:	12/1/93
Lead Manager Tenure:	Since 12/1/93
Ticker Symbol:	SMTFX
Sit Fund Number:	7
CUSIP Number:	82979K-10-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 39 Years of industry experience.

Debra A. Sit, CFA

- 25 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 12 Years of industry experience.

Click for Full Biographies

Daily Prices
Account Access
Contact Us

Search

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Yields and Durations

as of 12/31/2007

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Minnesota Tax-Free Income	**4.56%**	**7.61%**	**4.19%**	**15.4 Years**	**4.9 Years**	**5.4 Years**

Average Annual Returns

as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**-0.13%**	**1.04%**	**3.46%**	**3.69%**	**4.13%**	**4.91%**
Lehman 5-Yr Municipal Bond Index	1.91	5.15	3.13	3.25	4.57	4.81

*Not Annualized; **Inception Date of 12/1/93


Sit Minnesota Tax-Free Income Fund
Lehman 5-Yr Municipal Bond Index
7%
6%
5%
4%
3%
2%
1%
0%
-1%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 12/31/2007

	1993	1994	1995	1996	1997
Sit Minnesota Tax-Free Income Fund	**1.60%**	**0.63%**	**11.90%**	**5.89%**	**8.19%**
Lehman 5-Year Municipal Bond Index	1.46	-1.28	11.65	4.22	6.38
	1998	**1999**	**2000**	**2001**	**2002**
Sit Minnesota Tax-Free Income Fund	**6.14%**	**-3.82%**	**8.09%**	**5.85%**	**7.06%**
Lehman 5-Year Municipal Bond Index	5.84	0.74	7.72	6.21	9.27
	2003	2004	2005	2006	2007
Sit Minnesota Tax-Free Income Fund	**4.42%**	**3.68%**	**4.44%**	**4.92%**	**1.04%**
Lehman 5-Year Municipal Bond Index	4.13	2.72	0.95	3.34	5.15


Sit Minnesota Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
12%
8%
4%
0%
-4%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000

as of 12/31/2007


Sit Minnesota Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
12/1/1993
12/31/2007

The sum of $10,000 invested at inception (12/1/93) and held until 12/31/07 would have grown to $19,646 in the Fund or $19,389 in the Lehman 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.



Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Sector Allocation

as of 12/31/2007


Cash & Other Net Assets 3.7%
Sectors less than 3.0% 7.2%
Utility 3.8%
ETM/Pre-REF 4.3%
Insured 5.3%
Single Family Mortgage 7.5%
Other Revenue 9.6%
Education/Student Loan 12.3%
Multifamily Mortgage Revenue 21.3%
Hospital/Health Care Revenue 25.0%

Quality Ratings

(% of Total Net Assets)

as of 12/31/2007


Other Assets and Liabilities 3.7%
AAA 17.0%
AA 8.1%
A 13.4%
BBB 17.3%
Less Than BBB 3.1%
Not Rated* 37.4%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.5%	0.6%	7.6%	19.0%	9.4%	0.3%

Complete List of Holdings

Holdings as of March 31, 2007.

Money Market Fund

Ticker: SNIXX

Fund Type: Money Market



Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**	7-Day Yield	7-Day Effective Yield
Sit Money Market Fund	**1.11%**	**4.79%**	**4.04%**	**2.72%**	**3.44%**	**3.85%**	**4.09%**	**4.17%**
3-Month Treasury Bill	0.88	4.55	4.26	3.03	3.63	4.07		

*Not Annualized; **Inception Date of 11/1/93

About the Fund

Net Assets (as of 12/31/2007):	$76.9 Million
Inception Date:	11/1/93
Lead Manager Tenure:	Since 11/1/93
Ticker Symbol:	SNIXX
Sit Fund Number:	5
CUSIP Number:	82979F-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks maximum current income to the extent consistent with preserving capital and maintaining liquidity.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 39 Years of industry experience.

Mark H. Book, CFA, CMA

- 20 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Search

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.



Money Market Fund

Ticker: SNIXX

Fund Type: Money Market

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Yields
as of 12/31/2007

	7-Day Current Annualized Yield[1]	7-Day Effective Annual Yield[1]
Sit Money Market Fund	4.09%	4.17%

Average Annual Returns
as of 12/31/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Money Market Fund	1.11%	4.79%	4.04%	2.72%	3.44%	3.85%
3-Month Treasury Bill	0.88	4.55	4.26	3.03	3.63	4.07

*Not Annualized; **Inception Date of 11/1/93


Sit Money Market Fund
3-Month Treasury Bill
5%
4%
3%
2%
1%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2007

	1993	1994	1995	1996	1997	1998	1999	2000
Sit Money Market Fund	0.46%	3.84%	5.58%	5.08%	5.22%	5.17%	4.79%	6.03%
3-Month Treasury Bill	0.53	4.47	5.82	5.27	5.32	5.01	4.88	6.16
	2001	2002	2003	2004	2005	2006	2007	
Sit Money Market Fund	3.67%	1.25%	0.65%	0.88%	2.77%	4.59%	4.79%	
3-Month Treasury Bill	3.50	1.67	1.03	1.41	3.26	5.00	4.55	


Sit Money Market Fund
3-Month Treasury Bill
8%
6%
4%
2%
0%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 12/31/2007


Sit Money Market Fund
3-Month U.S. Treasury Bill
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
11/1/1993
12/31/2007

The sum of $10,000 invested at inception (11/1/93) and held until 12/31/07 would have grown to $17,080 in the Fund or $17,597 in the 3-Month U.S. Treasury Bill assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(1) The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices | Account Access | Contact Us

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Money Market Fund

Ticker: SNIXX

Fund Type: Money Market

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Quality Ratings

(% of Total Net Assets)
as of 12/31/2007


First Tier Securities
100.0%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Complete List of Holdings

Holdings as of March 31, 2007.

Daily Prices
Account Access
Contact Us

Search
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Send Reset

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

January 18, 2008

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Search
Go
E-Mail Updates
Enter your e-mail address to receive information about the Sit Mutual Funds.
Send Reset

Performance

Average Annual Returns as of December 31, 2007

	Three Month*	Since Inception**
Sit High Income Municipal Fund	**-1.77%**	**-2.49%**
Lehman Municipal Bond Index	1.37	3.36

*Not Annualized; **Inception Date of 12/31/06

About the Fund

Net Assets (as of 12/31/07):	$15.8 Million
Inception Date:	12/31/06
Lead Manager Tenure:	Since 12/31/06
I Class Ticker Symbol:	SHMIX
I Class Sit Fund Number:	18
I Class CUSIP Number:	82979K-40-7
I Class Minimum Investment Amount:	$150,000
U Class Ticker Symbol:	SHIUX
U Class Sit Fund Number:	19
U Class CUSIP Number:	82979K-30-8
U Class Minimum Investment Amount:	$10,000

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax.

Risk-Reward Spectrum


LOW RISK
LOW RETURN
HIGH RISK
HIGH RETURN

Fund Management

Michael C. Brilley

- 39 Years of industry experience.

Debra A. Sit, CFA

- 25 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 12 Years of industry experience.

Andrew T. Clark, CFA

- 10 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

Average Annual Returns
as of 12/31/2007

	Three Month*	Since Inception**
Sit High Income Municipal Bond Fund	**-1.77%**	**-2.49%**
Lehman Municipal Bond Index	1.37	3.36

*Not Annualized; **Inception Date of 12/31/06.


Sit High Income Municipal Bond Fund
Lehman Municipal Bond Index
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
3 Month
1 Year
Since Inception

Total Return by Calendar Year
as of 12/31/2007

	2007
Sit High Income Municipal Bond Fund	-2.49
Lehman Municipal Bond Index	3.36


Sit High Income Municipal Bond Fund
Lehman Municipal Bond Index
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
2007

Growth of $10,000
as of 12/31/2007


$10,400
$10,300
$10,200
$10,100
$10,000
$9,900
$9,800
$9,700
Sit High Income Municipal Bond Fund
Lehman Municipal Bond Index
12/31/2006
3/31/2007
6/30/2007
9/30/2007
12/31/2007

The sum of $10,000 invested at inception (12/31/06) and held until 12/31/2007 would have grown to $9,751 in the Fund or $10,336 in the Lehman Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

January 18, 2008

Sector Allocation

as of December 31, 2007


Cash Equivalents
2.5%
Sectors less than 3%
10.1%
Multifamily Mortgage
23.6%
Industrial/Pollution Control
5.5%
Education
15.4%
Hospital/Health Care Revenue
21.7%
Other Revenue
21.2%

Quality Ratings

(% of Total Net Assets)
as of December 31, 2007


Other Assets and Liabilities
2.5%
AAA
3.3%
AA
0.4%
A
4.4%
BBB
25.9%
Non-Rated
53.5%
Less Than BBB
10.0%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	B
*Assessment of Non-Rated Securities	0.0%	0.0%	3.2%	15.4%	32.7%	2.2%